EXHIBIT 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Penn West Energy Trust ("Penn West" or the "Trust")
Suite 200, 207 – 9th Avenue S.W.
Calgary, Alberta T2P 1K3

2.	Date of Material Change:

May 13, 2010

3.	News Release:

A news release was issued by Penn West on May 13, 2010 and disseminated through the facilities of Marketwire.

4.             Summary of Material Change:

On May 13, 2010, Penn West announced that each of the Trust and Penn West Petroleum Ltd. ("PWPL"), the administrator of the Trust, had entered into an agreement (the "Agreement") with Land Breeze II s.a.r.l. ("Land Breeze" or the "Purchaser"), a wholly-owned subsidiary of China Investment Corporation ("CIC"), to form a joint venture (the "Joint Venture") that will develop Penn West's bitumen assets located in the Peace River area of northern Alberta (the "Assets"). Land Breeze also agreed to purchase trust units ("Units") of Penn West on a private placement basis (the "Financing", and together with the Joint Venture, the "Transaction").

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

On May 13, 2010, Penn West announced that it had entered into the Agreement with Land Breeze to form the Joint Venture that will develop the Assets. Land Breeze also agreed to purchase Units of Penn West pursuant to the Financing.

Peace River Joint Venture

The Joint Venture will be organized as a general partnership (the "Partnership") under the laws of the Province of Alberta. Under the terms of the agreements providing for the formation of the Joint Venture to be executed at closing, subsidiaries of Penn West will contribute the Assets valued at approximately $1.8 billion to the Partnership and will retain a 55% Partnership interest. The Assets include approximately 237,000 net acres of oil sands leases that Penn West believes contain significant bitumen resources, and current production of approximately 2,700 barrels of oil equivalent per day of bitumen and associated gas. Winter Spark Resources, Inc. ("Winter Spark"), an affiliate of CIC, will invest a total of approximately $817 million to acquire a 45% interest in the Partnership. Winter Spark's investment consists of approximately $312 million payable on closing, with the remaining amount of approximately $505 million to be applied to the Partnership's future capital and operating expenses. A wholly-owned subsidiary of Penn West will serve as operator of the Assets.

Financing

Under the terms of the Financing, Land Breeze has agreed to subscribe for 23,524,209 Units of Penn West (the "Purchased Units"), representing approximately 5% of Penn West's issued and outstanding Units, for total gross proceeds of approximately $435 million. The Purchased Units will be issued at a price of approximately $18.48 per Unit, which is a 2% discount to the volume-weighted average trading price of the Units on the Toronto Stock Exchange (the "TSX") for the five trading days prior to May 13, 2010. CIC does not currently hold any securities of Penn West.

Closing

The closing of the Transaction (the "Closing") is expected to occur on or about June 1, 2010 or such other date as the parties to the Agreement may agree (the "Closing Date"), subject to the receipt of regulatory approvals (including stock exchange approvals) and the satisfaction of closing conditions.

The Agreement

The following description of the Agreement and certain ancillary agreements entered into in connection with the Transaction does not purport to be complete and is qualified in its entirety by reference to the Agreement, which has been filed separately as a material document on SEDAR.

Conditions of Closing

Conditions of Closing in Favour of the Purchaser

Each of the Trust and PWPL has acknowledged and agreed that the obligation of the Purchaser to purchase the Purchased Units (whether directly or through an Affiliate (as defined in the Agreement) of the Purchaser) and complete the other elements of the Transaction is subject to the fulfilment of each of the following conditions, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by it in its sole discretion:

(a)
the TSX shall have given written approval, or the written acceptance of the Trust’s notice, of the Financing given, to the extent required, by the TSX pursuant to Section 607(c) or (d) of the TSX Company Manual, as applicable (the "TSX Exchange Approval") for the Financing and shall have approved the listing of the Purchased Units on TSX, subject only to confirmation of issuance of the Purchased Units, delivery of the customary opinion to the TSX and delivery to the TSX of such of the Closing documents to the TSX as it may request;

(b)
the New York Stock Exchange (the "NYSE") shall have given the written approval, or the written acceptance of the Trust’s notice, of the Financing given, to the extent required, by NYSE (the "NYSE Exchange Approval") for the Financing and shall have approved the listing of the Purchased Units on NYSE, subject only to official notice of issuance;

(c)
the ICA Condition shall have been met. In the Agreement, the "ICA Condition" means that none of CIC, the Purchaser, the Trust, PWPL or any Affiliate of either CIC or the Trust shall have received notice from the responsible Minister under either subsection 25.2(1) of the Investment Canada Act (Canada) (the "Investment Canada Act") or subsection 25.3(2) of the Investment Canada Act within the period prescribed under the

Investment Canada Act or, if any such Person (as defined in the Agreement) has received such a notice, they shall have subsequently received one of the following, as applicable:

(i)	a notice under paragraph 25.2(4)(a) of the Investment Canada Act indicating that no order for the review of the Transaction will be made under subsection 25.3(1) of the Investment Canada Act;

(ii)	a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the Transaction; or

(iii)
a copy of an order made under paragraph 25.4(1)(b) of the Investment Canada Act that the Governor in Council authorizes the completion of the Transaction, on either condition set out in that paragraph;

(d)
(i) the representations and warranties of the Trust and PWPL set forth in the Agreement which are qualified by materiality or Material Adverse Change (as defined in the Agreement) are true and correct in all respects as at the Closing Date, with the same force and effect as if made by the Trust and PWPL as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties of the Trust and PWPL set forth in the Agreement are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by the Trust and PWPL as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all material respects as of such earlier date);

(e)	all covenants of the Trust or PWPL set forth in the Agreement to be performed prior to the Closing shall have been duly performed in all material respects;

(f)
from and including the date of the Agreement up to and including the Closing Date, there shall not have occurred (or been publicly disclosed by the Trust if commencing or occurring prior to the date of the Agreement and not previously publicly disclosed by the Trust) either a Material Adverse Change or a Partnership Material Adverse Change (as defined in the Agreement);

(g)
each of the Transaction Agreements (as defined in the Agreement), (other than the Agreement and the Confirmatory Agreement (as defined in the Agreement)), being the agreements governing the formation of the Partnership and the operation of the Joint Venture, shall have been executed by the Trust, PWPL or such other Subsidiary (as defined in the Agreement) of the Trust that is a party thereto, in each case in the form contemplated by the Confirmatory Agreement, and delivered to the Purchaser;

(h)
there shall not be in effect any applicable domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, notice, order, injunction, judgment, decree, ruling or other similar requirement enacted, made, issued, adopted, promulgated or applied by a Governmental Authority (as defined in the Agreement) that makes the consummation of the Transaction, or any part thereof, illegal or otherwise prohibits or enjoins any Party (as defined in the Agreement) from consummating the Transaction, or any part thereof, or that is made in connection with the Transaction, or any part thereof, and imposes any material restrictions, limitations or conditions on any Party in connection therewith;

(i)
no Governmental Authority shall have commenced any action or proceeding to enjoin the consummation of the Transaction, or any part thereof, or to suspend or cease or stop trading of securities of the Trust, and no Governmental Authority shall have given written notice to any Party of its intention to commence any such action or proceeding; and

(j)	the Purchaser shall have received the closing deliveries specified in Section 5.3 of the Agreement in form and substance satisfactory to the Purchaser acting reasonably.

If any of the foregoing conditions has not been fulfilled on or before June 15, 2010 (provided that if by June 15, 2010 not all of the regulatory approvals required in order to effect the Transaction, comprised of TSX Exchange Approval and NYSE Exchange Approval (the "Regulatory Approvals") have been obtained or the conditions in Section 4.1(c) and Section 4.2(c) of the Agreement have not been satisfied, and the Parties are diligently working to obtain such approvals or to satisfy such conditions, then such date will be automatically extended to October 15, 2010) (collectively, the "Outside Date"), the Purchaser may terminate the Agreement by notice in writing to the Trust and PWPL, in which event CIC, the Purchaser and CIC’s other Affiliates are released from all obligations under the Agreement and the other Transaction Agreements (but for greater certainty, not from the Confidentiality, Standstill, Exclusivity and Area of Exclusion Agreement among CIC, the Trust and PWPL dated April 12, 2010 and the confidentiality agreement between CIC and the Trust dated October 20, 2009 (collectively, the "Confidentiality Agreements")), and unless the Purchaser can show that the condition relied upon could reasonably have been performed by the Trust, PWPL or one of the Trust’s other Affiliates, the Trust, PWPL and the Trust’s other Affiliates are also released from all obligations under the Agreement and the other Transaction Agreements (but for greater certainty, not from the Confidentiality Agreements).  However, the Purchaser may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in the Agreement.  Notwithstanding the foregoing, the right to terminate the Agreement will not be available to a Party whose breach of the Agreement has been the cause of, or resulted in, the failure of Closing to occur by the Outside Date.

Conditions of Closing in favour of the Trust and PWPL

The Purchaser has acknowledged and agreed that the Trust’s obligation to sell and issue the Purchased Units to the Purchaser and the Trust’s and PWPL’s obligations to complete the other elements of the Transaction are subject to the fulfilment of each of the following conditions, which conditions are for the exclusive benefit of the Trust and PWPL and may be waived, in whole or in part, by the Trust and PWPL (acting jointly) in their sole discretion:

(a)
the TSX shall have given TSX Exchange Approval for the Financing and shall have approved the listing of the Purchased Units on TSX, subject only to confirmation of issuance of the Purchased Units, delivery of the customary opinion to the TSX and delivery to the TSX of such of the Closing documents as the TSX may require;

(b)	the NYSE shall have given NYSE Exchange Approval for the Financing and shall have approved the listing of the Purchased Units on NYSE, subject only to official notice of issuance;

(c)	the ICA Condition shall have been met;

(d)
(i) the representations and warranties of the Purchaser set forth in the Agreement which are qualified by materiality are true and correct in all respects as at the Closing Date, with the same force and effect as if made by the Purchaser as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties of the Purchaser set forth in the Agreement are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by the Purchaser as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all material respects as of such earlier date);

(e)
all covenants of the Purchaser set forth in the Agreement to be performed prior to the Closing shall have been duly performed by the Purchaser or one or more of its Affiliates in all material respects;

(f)
each of the Transaction Agreements (other than the Agreement and the Confirmatory Agreement) shall have been executed by the Purchaser (or its Affiliate party thereto) in each case in the form contemplated by the Confirmatory Agreement, and delivered to the Trust and/or PWPL, as applicable;

(g)
there shall not be in effect any applicable domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, notice, order, injunction, judgment, decree, ruling or other similar requirement enacted, made, issued, adopted, promulgated or applied by a Governmental Authority that makes the consummation of the Transaction, or any part thereof, illegal or otherwise prohibits or enjoins any Party from consummating the Transaction, or any part thereof, or that is made in connection with the Transaction, or any part thereof, and imposes any material restrictions, limitations or conditions on any Party in connection therewith;

(h)
no Governmental Authority shall have commenced any action or proceeding to enjoin the consummation of the Transaction, or any part thereof, or to suspend or cease or stop trading of securities of the Trust, and no Governmental Authority shall have given written notice to any Party of its intention to commence any such action or proceeding;

(i)	the Trust and PWPL shall have received the closing deliveries specified in Section 5.2 of the Agreement, in form and substance satisfactory to the Trust and PWPL, acting reasonably; and

(j)
the issue and sale of the Purchased Units shall be exempt from the requirement to file a prospectus or registration statement and the requirement to deliver an offering memorandum under applicable Securities Laws (as defined in the Agreement) relating to the sale of the Purchased Units.

If any of the foregoing conditions has not been fulfilled on or before the Outside Date, the Trust and PWPL may terminate the Agreement by notice in writing to the Purchaser, in which event the Trust, PWPL and the Trust’s other Affiliates are released from all obligations under the Agreement and the other Transaction Agreements (but for greater certainty, not from the

Confidentiality Agreements), and unless the Trust and PWPL can show that the condition relied upon could reasonably have been performed by CIC, the Purchaser and CIC’s other Affiliates, CIC, the Purchaser and CIC’s other Affiliates are also released from all obligations under the Agreement and the other Transaction Agreements (but for greater certainty, not from the Confidentiality Agreements).  However, the Trust and PWPL may waive compliance with any condition in whole or in part if they, acting jointly, see fit to do so, without prejudice to their rights of termination in the event of non-fulfilment of any other condition, in whole or in part, or to their rights to recover damages for the breach of any representation, warranty, covenant or condition contained in the Agreement.  Notwithstanding the foregoing, the right to terminate the Agreement will not be available to a Party whose breach of the Agreement has been the cause of, or resulted in, the failure of Closing to occur by the Outside Date.

Restrictions on Disposition

For a period of one (1) year commencing upon the Closing Date, the Purchaser will notify the Trust promptly in the event it determines to sell more than 500,000 Units during a single trading session or more than 10,000,000 Units in any calendar month, in each case pursuant to open market trades made through the facilities of the TSX or the NYSE (excluding for this purpose pre-arranged "block trades").

Pre-Emptive Rights

For a period of five (5) years from the Closing Date, provided the Purchaser (including for purposes of this provision, its permitted assignee) holds not less than 21,171,788 Units (the "Pre-Emptive Entitlement Minimum") at all times during such five (5) year period, the Purchaser shall, in the event of any issuance (a "Dilutive Issuance") of any Units, any securities convertible into or exchangeable or exercisable for Units or other equity interests in the Trust ("Dilutive Securities") that are offered from treasury to one or more third parties in either a private or public offering, have the right (the "Pre-Emptive Right") to subscribe for or purchase, at the Purchaser’s option, on a pro rata basis and on the same terms of such issuance, such Units, securities or equity interests so as to maintain its pro rata equity percentage in the Trust (as measured at the time the written notice of the Trust to the Purchaser of any such Dilutive Issuance (the "Participation Notice") is delivered) after giving effect to such issuance.  In order to exercise the Pre-Emptive Right, the Purchaser will be required to represent and certify to the Trust that it has continuously complied with the Pre-Emptive Entitlement Minimum condition set forth above from the Closing Date to the date of such exercise.  If at any time during the period of five (5) years from the Closing Date the Purchaser or its permitted assignee ceases to comply with the Pre-Emptive Entitlement Minimum condition, the Pre-Emptive Right shall be immediately forfeited.

From and after five (5) years from the Closing Date, provided that the Purchaser has continuously complied with the Pre-Emptive Entitlement Minimum condition during such initial five year period, the Purchaser will be entitled to continue to exercise its Pre-Emptive Right provided that it shall represent and certify to the Trust, at the time of exercise, that it has continuously held that number of Units that is equal to or greater than either of the following:

(a)	3% of the Units then issued and outstanding; or

(b)	the Pre-Emptive Entitlement Minimum provided such amount then also exceeds 2.5% of the Units then issued and outstanding.

The Pre-Emptive Right will not apply to any issue of Units or other securities of the Trust pursuant to any of the following transactions (each, an "Exempt Unit Transaction"):

(a)
the issuance of Units on the exercise of convertible or exchangeable securities or rights issued or granted by the Trust to acquire Units, in each case outstanding on the date of the Agreement and in accordance with their respective terms (including Units issued pursuant to the terms of the Trust’s convertible debentures outstanding on the date of the Agreement);

(b)
the issuance of Units pursuant to the Trust’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (or successor plans implemented following conversion of the Trust into corporate form (if any) (the "Conversion"));

(c)
the issuance of Units or rights to acquire Units pursuant to the Trust’s employee or director compensation plans, including pursuant to the Trust’s Employee Retirement Savings Plan and the Trust’s Trust Unit Rights Incentive Plan (or successor plans implemented following the Conversion), and the issuance of Units on exercise of such rights;

(d)
the issuance of Units (or securities convertible into or exchangeable or exercisable for Units) as consideration for the acquisition of assets (including the acquisition of securities of other entities);

(e)
a rights offering of the Trust that is open to all unitholders of the Trust, or other distribution of rights, Units or other securities of the Trust that is open to participation by, or distributed to, all unitholders of the Trust (including pursuant to a special distribution or dividend in kind);

(f)
the issuance of Units or other securities (or securities convertible into or exchangeable or exercisable for Units or other securities) pursuant to merger or other business combination transactions involving the Trust or its Affiliates and any other Person or Persons (including the Conversion); or

(g)
the issuance of Units or other securities of the Trust on conversion, exchange or exercise of Dilutive Securities that were originally issued pursuant to a private or public offering in respect of which the Purchaser was entitled to exercise the Pre-Emptive Right.

For further information regarding the Purchaser's Pre-Emptive Right, see Article 8 of the Agreement.

Alternative Transaction

In the event that the Parties reasonably conclude that it is likely that obtaining the Regulatory Approvals or, to the extent applicable, satisfying the requirements of the Investment Canada Act (collectively, the "Regulatory Conditions") will cause Closing to occur on a date that is materially later than June 1, 2010, then the Parties agree to meet forthwith to amend the Agreement such that in lieu of the Purchased Units, the Purchaser shall subscribe for an equal number of subscription receipts of the Trust (the "Subscription Receipts") for the same cash consideration noted above (the "Subscription Receipt Placement").  The Subscription Receipt Placement shall occur on the first Business Day (as defined in the Agreement) on which all of the conditions to Closing specified in the Agreement, other than the Regulatory Conditions, can be satisfied or have been waived in accordance with the terms of the Agreement or on such later date as is agreed upon by the Parties provided that such date is not later than the 45th day following the date of the Agreement (or if such date is not a Business Day, the preceding Business Day).  In such event, each Subscription Receipt shall, in the event that Closing occurs, entitle the Purchaser to receive one Unit, without further payment or action on the part of the Purchaser, upon satisfaction or waiver of the Regulatory Conditions in accordance with the terms of the Agreement (collectively, the "Unit Issuance Conditions").

The Subscription Receipts will be created and issued pursuant to the terms of a subscription receipt agreement (the "Subscription Receipt Agreement") to be entered into by each of the Parties and an escrow agent (the "Escrow Agent") to be agreed to by the Parties acting reasonably.

The Subscription Receipt Agreement will provide, among other things, that:

(a)
in the event that the Unit Issuance Conditions are satisfied prior to 5:00 p.m. (Calgary time) on the Outside Date and Closing occurs prior to such time, each outstanding Subscription Receipt will entitle the Purchaser to receive one Unit, without further payment or action on the part of the Purchaser;

(b)
prior to the earlier of the date that the Unit Issuance Conditions are satisfied and Closing occurs, and 5:00 p.m. (Calgary time) on the Outside Date, the Purchase Price (as defined in the Agreement) will be held in escrow by the Escrow Agent;

(c)
in the event that the Unit Issuance Conditions are satisfied at or prior to 5:00 p.m. (Calgary time) on the Outside Date, Closing will occur and as part of the Closing, the Purchase Price, plus interest earned thereon, will be paid to the Trust against issuance by the Trust to the Purchaser of the Units to which the Purchaser is entitled pursuant to the terms of the Subscription Receipts previously issued to the Purchaser and the Subscription Receipt Agreement; and

(d)
in the event that the Unit Issuance Conditions are not satisfied on or prior to 5:00 p.m. (Calgary time) on the Outside Date, and Closing does not occur prior to such time,  the Purchase Price, plus interest earned thereon, will be immediately returned to the Purchaser and the outstanding Subscription Receipts cancelled.

Other than as set forth above, the provisions of the Agreement will continue to apply, to the greatest extent reasonably possible in the circumstances, to the Subscription Receipt Placement and the Transaction.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Keith Luft, General Counsel and Senior Vice President, Stakeholder Relations of PWPL, Telephone: (403) 218-8721.

9.	Date of Report

May 25, 2010

Advisory

This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities within the United States. The securities to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, and such state securities laws.

Disclaimers

Oil and Gas Advisory: "Resources" is a general term that may refer to all or a portion of "total resources", being that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. Readers should be aware that there is no certainty that it will be commercially viable to produce any portion of the resources referred to herein. Barrels of oil equivalent (or boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statement Advisory: Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward- looking statements are typically identified by words such as "expect", "may", "will", "believe", "potential" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our intention to form the Joint Venture and complete the Financing, including the terms thereof and the timing thereof; our business strategies and plans, including as they relate to the assessment and realization of the potential of our resources; the nature, extent and quality of our bitumen and light oil resources, including the resource, reserves and production potential of the Assets; the benefits that may accrue to us from the Joint Venture and the Financing, including our ability to achieve commercial scale development and production from the Assets and to advance the development of our light oil resources; our intention to accelerate the development of the Assets; and our ability to create long-term value for unitholders. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the resource, reserves and production potential of our asset base, including the Assets; and our ability to develop our resources to the commercial scale development and production phase, including our ability to accelerate the development of the Assets. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the parties will fail to obtain all necessary regulatory and other third party approvals, and to satisfy all conditions precedent and closing conditions, that are required or necessary to form the Joint Venture and complete the Financing; the possibility that the transactions described herein will not be completed when expected, will be completed on terms that are different than those described herein, or will not close at all; the possibility that our resources (including the Assets) will not be developed on the timelines contemplated herein, that such resources (including the Assets) do not contain commercially exploitable volumes of petroleum, or that we are unable to develop and produce such resources (including the Assets) in an economic manner; the possibility that we are unable to create long-term value for our unitholders from our resource base, and in particular that we may not realize the anticipated benefits of the Joint Venture and the Financing; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.